Exhibit 99.3

PRESS RELEASE

Affimed Reports First Quarter 2021 Financial Results and

Highlights Operational Progress

•	AFM13 monotherapy: Reported positive outcome from the preplanned interim analysis for the registration-directed trial in PTCL; enrollment expected to be completed in the first half of 2022.

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AFM13 combination with NK cells: Announced 100% objective response rate in the first four response evaluable patients, including two complete responses. All three dose escalation cohorts are now fully enrolled; data update expected in the second half of 2021.

•	AFM13 preclinical data: AFM13 in combination with natural killer (NK) cells demonstrated improved tumor recognition and enhanced tumor cell killing in vitro and in vivo.

•	AFM24 monotherapy: AFM24 (phase 1/2a study) completed cohort 5 and is enrolling and treating patients in cohort 6; expansion cohorts expected to start in the second half of 2021.

•	AFM24 combination with NK cells: Combination therapy clinical trial of AFM24 with NKGen Biotech’s SNK01 NK autologous cell therapy on track to start in the second half of 2021.

•	AFM24 combination with anti PD-L1 checkpoint inhibitor: Combination therapy clinical trial of AFM24 with atezolizumab (Tecentriq®) on track to start in the second half of 2021.

•	Cash and cash equivalents as of March 31, 2021, were approximately €240.7 million with anticipated cash runway into the second half of 2023.

•	Conference call and webcast scheduled for July 1, 2021, at 8:30 a.m. EDT.

Heidelberg, Germany, July 1, 2021 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the quarter ended March 31, 2021, and provided an update on clinical and corporate progress.

“As we continue to build momentum with our clinical programs, we see growing interest in the important work that we are doing in the emerging field of innate immuno-oncology. We published clinical data for AFM13 that is supporting our three-pronged development strategy of our ICE® as monotherapy, in combination with NK cells and in combination with a checkpoint inhibitor,” said Dr. Adi Hoess, CEO of Affimed. “Over the next several months, we have a number of value-creating events on AFM13, AFM24, where we expect to initiate several clinical studies, and AFM28, and are allocating capital across our portfolio to develop multiple opportunities for shareholder value creation.”

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

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Affimed is continuing to recruit patients in the REDIRECT study (AFM13-202) after reporting positive results from the preplanned interim futility analysis in March 2021; the trial combined the high- and low-CD30 expressing cohorts into one. Affimed expects to complete enrollment in the study in the first half of 2022. REDIRECT is a phase 2, registration-directed study of AFM13 as monotherapy in patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL).

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Affimed reported all three dose escalation cohorts in the investigator sponsored trial (IST) at The University of Texas MD Anderson Cancer Center of AFM13 precomplexed with natural killer (NK) cells (AFM13-104) are now fully enrolled. The study is evaluating increasing doses of cord-blood derived NK cells pre-complexed with AFM13 followed by three weekly infusions of AFM13 monotherapy in patients with recurrent or refractory CD30-positive lymphomas.

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Preclinical data published in Clinical Cancer Research support the therapeutic potential of AFM13, demonstrating that AFM13 in combination with NK cells improved tumor recognition and enhanced tumor cell killing in vitro and in vivo compared to NK cells alone. This data supported the Investigational New Drug (IND) application for the ongoing phase 1 clinical study of AFM13 pre-complexed with NK cells.

AFM24 (EGFR/CD16A)

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AFM24-101, the phase 1/2a clinical trial of AFM24, the EGFR/CD16A targeted ICE® for patients with EGFR-expressing solid tumors, completed dose cohort 5 (320 mg) and patients are currently being enrolled and treated in dose cohort 6 (480 mg). Affimed expects to determine the recommended phase 2 dose and initiate dose expansion cohorts in the second half of 2021.

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The phase 1/2a combination study of AFM24 with NKGen Biotech’s autologous NK cell therapy, SNK01, a first-in-human proof of concept trial with EGFR-expressing solid tumors is on track to start in the second half of 2021.

•	The phase 1/2a combination study of AFM24 with the PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) with EGFR-expressing solid tumors is on track to start in the second half of 2021.

Preclinical and Partnered Programs

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Affimed expects to disclose the target of its preclinical asset AFM28 and publish initial preclinical data in the second half of 2021. The company remains on track to file an IND application for AFM28 in the first half of 2022.

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Genentech has completed the dose escalation portion of the phase 1 study of RO7297089 (anti-BCMA/CD16A). No dose limiting toxicities were observed during the study. However, due to broader portfolio considerations, Genentech decided to stop the phase 1 study of RO7297089. The decision does not impact the development of other targets pursuant to the collaboration agreement with Genentech.

First Quarter 2021 Financial Highlights

(Figures for the quarter ended March 31, 2021, and 2020 are unaudited.)

As of March 31, 2021, cash and cash equivalents totaled €240.7 million compared to €146.9 million on December 31, 2020. Based on its current operating plan and assumptions, Affimed anticipates that its cash and cash equivalents will support operations into the second half of 2023.

Net cash used in operating activities for the quarter ended March 31, 2021, was €16.0 million compared to €16.5 million for the quarter ended March 31, 2020.

Total revenue for the quarter ended March 31, 2021, was €11.7 million compared with €5.1 million for the quarter ended March 31, 2020. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended March 31, 2021, remained flat at €11.4 million compared to the quarter ended March 31, 2020.

General and administrative expenses increased 27.3% from €3.5 million in the quarter ended March 31, 2020, to €4.5 million in the quarter ended March 31, 2021. The increase relates largely to higher personnel expenses, higher premiums for our Directors and Officers liability insurance and higher legal and consulting expenses.

Net finance income for the quarter ended March 31, 2021, increased by 242% from €1.6 million in the quarter ended March 31, 2020, to €5.5 million. This increase is largely due to foreign exchange gains related to assets denominated in U.S. dollars as a result of the strengthening of the U.S. dollar against the Euro during the quarter.

Net income for the quarter ended March 31, 2021, was €1.4 million, or €0.01 per common share compared with a net loss of €8.3 million, or loss €0.11 per common share, for the quarter ended March 31, 2020.

The weighted number of common shares outstanding for the quarter ended March 31, 2021, was 116.2 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of March 31, 2021 of Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, July 1, 2021, at 8:30 a.m. EDT to discuss first quarter 2021 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 4485380 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

AFFIMED N.V.

Unaudited consolidated statements of comprehensive income / (loss)

(in € thousand)

	For the three-months ended March 31,
	2021	2020
Revenue	11,659	5,135

Other income – net	147	(57)
Research and development expenses	(11,405)	(11,449)
General and administrative expenses	(4,486)	(3,525)

Operating loss	(4,085)	(9,896)

Finance income / (costs) – net	5,499	1,607

Income / (loss) before tax	1,414	(8,289)

Income taxes	(2)	0

Income / (loss) for the period	1,412	(8,289)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	(1,253)	81

Other comprehensive income / (loss)	(1,253)	81

Total comprehensive income / (loss)	159	(8,208)

Earnings / (loss) per share in € per share (undiluted = diluted)	0.01	(0.11)

Weighted number of common shares outstanding	116,204,455	76,249,901

Unaudited consolidated statements of financial position

(in € thousand)

	March 31, 2021 (unaudited)	December 31, 2020
ASSETS
Non-current assets

Intangible assets	1,688	1,718
Leasehold improvements and equipment	3,030	2,226
Long term financial assets	18,789	20,042
Right-of-use assets	1,151	940

	24,658	24,926

Current assets

Cash and cash equivalents	240,672	146,854
Trade and other receivables	4,173	2,439
Inventories	435	246
Other assets	648	1,260

	245,928	150,799

TOTAL ASSETS	270,586	175,725

EQUITY AND LIABILITIES
Equity

Issued capital	1,190	983
Capital reserves	441,644	345,164
Fair value reserves	467	1,720
Accumulated deficit	(274,462)	(275,874)

Total equity	168,839	71,993

Non-current liabilities

Borrowings	9,979	231
Contract liabilities	28,550	35,992
Lease liabilities	686	482

Total non-current liabilities	39,215	36,705

Current liabilities

Trade and other payables	10,974	11,394
Borrowings	92	92
Lease liabilities	546	492
Contract liabilities	50,920	55,049

Total current liabilities	62,532	67,027

TOTAL EQUITY AND LIABILITIES	270,586	175,725

Unaudited consolidated statements of cash flows

(in € thousand)

	For the three months ended March 31,
	2021	2020
Cash flow from operating activities
Income / (loss) for the period	1,412	(8,289)
Adjustments for the period:
- Income taxes	2	0
- Depreciation and amortization	331	280
- Share based payments	1,109	727
- Finance income / costs - net	(5,499)	(1,607)

	(2,645)	(8,889)
Change in trade and other receivables	(1,735)	(750)
Change in inventories	(189)	(41)
Change in other assets	411	0
Change in trade, other payables, provisions and contract liabilities	(11,822)	(6,999)

Cash used in operating activities	(15,980)	(16,679)
Interest received	0	160
Paid interest	(50)	(28)
Paid income tax	(2)	0

Net cash used in operating activities	(16,032)	(16,547)

Cash flow from investing activities
Purchase of intangible assets	(4)	(2)
Purchase of leasehold improvements and equipment	(962)	(20)
Cash received from maturity of financial assets	0	3,736

Net cash used for investing activities	(966)	3,714

Cash flow from financing activities
Proceeds from issue of common shares	101,860	0
Transaction costs related to issue of common shares	(6,350)	0
Proceeds from borrowings	10,000	0
Transaction costs related to borrowings	(201)	0
Repayment of lease liabilities	(92)	(128)
Repayment of borrowings	(23)	(773)

Cash flow from financing activities	105,194	(901)

Exchange-rate related changes of cash and cash equivalents	5,622	1,265

Net changes to cash and cash equivalents	88,196	(13,734)
Cash and cash equivalents at the beginning of the period	146,854	95,234

Cash and cash equivalents at the end of the period	240,672	82,765

Unaudited consolidated statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Equity-settled share based payment awards		727			727
Loss for the period				(8,289)	(8,289)
Other comprehensive income			81		81

Balance as of March 31, 2020	762	271,178	2,043	(242,797)	31,186

Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,933
Issue of common shares	204	94,215			94,419
Exercise of share based payment awards	3	1,156			1,159
Equity-settled share based payment awards		1,109			1,109
Income for the period				1,412	1,412
Other comprehensive income			(1,253)		(1,253)

Balance as of March 31, 2021	1,190	441,644	467	(274,462)	168,839